TEXT MARKED BY [ * * *] HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND WAS

FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

License Agreement

This Agreement is entered into with effect as of the Effective Date (as defined below) by and between GlycArt Biotechnology AG with an office and place of business at Wagistrasse 18, CH-8952 Schlieren-Zürich, Switzerland (“GlycArt”) and ImmunoCellular Therapeutics, Ltd. with their office and place of business at 21900 Burbank Boulevard, 3rd Floor, Woodland Hills, California 91367 USA (“ICT”) on the other hand

ICT owns a proprietary antibody known as ICT-069 and possesses proprietary technology and intellectual property rights relating thereto; and

WHEREAS, GlycArt has expertise in the research, development, manufacture and commercialization of pharmaceutical and diagnostic products, including its proprietary GlycoMab technology; and

WHEREAS, GlycArt wishes to apply its GlycoMab technology to ICT-069 to create and test modified antibodies and obtain an option to develop and commercialize such modified antibodies and explore their potential applications in various therapeutic areas; and

WHEREAS, ICT is willing to grant to GlycArt rights to use ICT-069 and its proprietary technology and intellectual property rights to create and test modified antibodies and obtain an option to develop and commercialize such modified antibodies and explore their potential applications in various therapeutic areas under ICT’s intellectual property rights to make, use, offer for sale, sell and import and export products worldwide, as contemplated herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions

As used in this Agreement, the following terms, whether used in the singular or plural, shall have the following meanings:

1.1 Affiliate

The term “Affiliate” means any individual, corporation, association or other business entity which directly or indirectly controls, is controlled by, or is under common control with the Party in question, As ‘used in this definition of “Affiliate,” the term “control” means the direct or indirect ownership of more than fifty percent (>50%) of the stock having the right to vote for directors thereof or the ability to otherwise control the management of the corporation or other business entity whether through the ownership of voting securities, by contract, resolution, regulation or otherwise. Anything to the contrary in this paragraph notwithstanding, Chugai Pharmaceutical Co., Ltd, a Japanese corporation, (“Chugai”) shall not be deemed an Affiliate of GlycArt unless GlycArt provides written notice to ICT of its desire to include Chugai as an Affiliate of GlycArt. GlycArt shall have the right to include Chugai in whole or in part, i.e. on a legal entity-by-legal entity basis.

1.2 Agreement

The term “Agreement” shall mean this document including any and all appendices and amendments to it as may be added and/or amended from time to time in accordance with the provisions of this Agreement.

1.3 Agreement Term

The term “Agreement Term” shall mean the term of this Agreement as set forth in Section 18.1.

1.4 Antibody

The term “Antibody” shall mean the antibody known as ICT-069, which is owned by lCT.

1.5 Background IP

The term “Background IP” shall mean all intellectual property rights in the Territory, which are Controlled by a Party on the Effective Date, including the ICT Base Patent Rights.

1.6 BLA

The term “BLA” shall mean a Biologics License Application, or similar application for marketing approval of the Products for use in the Field submitted to the FDA, or a foreign equivalent of the FDA.

1.7 Blocking Third Party Intellectual Property

The term “Blocking Third Party Intellectual Property” shall mean, patent rights in such country owned or controlled by a Third Party that cover specific reagents or assays related to markers required for use or sale of a Diagnostic Product if the manufacture, use or sale of such Diagnostic Product would, in the absence of a license granted by such Third Party in such country, infringe such patent rights.

1.8 Calendar Quarter

The term “Calendar Quarter” shall mean each period of three (3) consecutive calendar months, ending March 31, June 30, September 30, and December 31.

1.9 Calendar Year

The term “Calendar Year” shall mean the period of time beginning on January 1 and ending December 31, except for the first year which shall begin on the Effective Date and end on December 31.

1.10 Change of Control

The term “Change of Control” shall mean, with respect to a Party: (a) the acquisition by any Third Party of beneficial ownership of fifty percent (50%) or more of the then outstanding common shares or voting power of such Party, other than acquisitions by employee benefit plans sponsored or maintained by such Party; or (b) the consummation of a business combination involving such Party, unless, following such business combination, the stockholders of such Party immediately prior to such business combination beneficially own directly or indirectly more than fifty percent (50%) of the then outstanding common shares or voting power of the entity resulting from such business combination.

1.11 Combination Product

The term “Combination Product” shall mean a finished dosage form of a Therapeutic Product containing a given Modified Antibody in combination with one or more pharmaceutically active ingredients other than the Modified Antibody.

1.12 Commercially Reasonable Efforts

The term “Commercially Reasonable Efforts” shall mean such level of efforts required to carry out such obligation in sustained manner consistent with the efforts GlycArt or ICT, as applicable, devotes at the same stage of development or commercialization, as applicable, for its own internally developed pharmaceutical products in a similar area with similar market potential, at a similar stage of their product life taking into account the existence of other competitive products in the market place or under development, the proprietary position of the product, the regulatory structure involved, the anticipated profitability of the product and other relevant factors. It is understood that such product potential may change from time to time based upon changing scientific, business and marketing and return on investment considerations. GlycArt (and its Affiliates) need not always seek to market its own products in every country or seek to obtain regulatory approval in every country or for every potential indication. As a result, the exercise of diligence by GlycArt is to be determined by judging GlycArt’s commercially reasonable efforts in the Major Countries, taken as a whole.

1.13 Composition of Matter Claim

The term “Composition of Matter Claim” shall mean, for a given Product in a given country of the Territory, a Valid Claim of a ICT Patent Right that Covers the Modified Antibody that is included in such Product, in whole or as a component thereof, as an active ingredient of such Product.

1.14 Completion

The term “Completion” shall mean the availability of the final study report.

1.15 Confidential Information

The term “Confidential Information” shall mean any and all information, data or know-how (including Know-How), whether technical or non-technical, oral or written, that is disclosed by one Party or its Affiliates (“Disclosing Party”) to the other Party or its Affiliates (“Receiving Party”). Information shall not include any information, data or know-how which:

(i) was generally available to the public at the time of disclosure, or information which becomes available to the public after disclosure by the Disclosing Party other than through fault (whether by action or inaction) of the Receiving Party,

(ii) can be shown by cogent written records to have been already known to the Receiving Party prior to its receipt from the Disclosing Party,

(iii) is obtained at any time lawfully from a third Person under circumstances permitting its use or disclosure,

(iv) is developed independently by the Receiving Party as evidenced by written records other than through knowledge of Confidential Information,

(v) is required to be disclosed by the Receiving Party to comply with a court or administrative order providing the Receiving Party furnishes prompt notice (in no event less than three (3) days) to the Disclosing Party to enable it to resist such disclosure, or (vi) is approved in writing by the Disclosing Party for release by the Receiving Party.

The terms of this Agreement shall be considered Confidential Information of both Parties.

1.16 Control

The term “Control” shall mean (as an adjective or as a verb including conjugations and variations such as “Controls” “Controlled” or “Controlling”) (a) with respect to Patent Rights and/or Know-How, the possession by a Party of the ability to grant a license or sublicense of such Patent Rights and/or Know-How without violating the terms of any agreement or arrangement between such Party and any other Party and (b) with respect to proprietary materials, the possession by a Party of the ability to supply such proprietary materials to the other Party as provided herein without violating the terms of any agreement or arrangement between such Party and any other Party.

1.17 Cover

The term “Cover” shall mean (as an adjective or as a verb including conjugations and variations such as “Covered,” “Coverage” or “Covering”) that the developing, making, using, offering for sale, promoting, selling, exporting or importing of a given compound, formulation or product would infringe a Valid Claim in the absence of a license under the Patent Rights to which such Valid Claim pertains. The determination of whether a compound, formulation, process or product is Covered by a particular Valid Claim shall be made on a country-by-country basis.

1.18 Development Event

The term “Development Event” shall mean each of those milestone events as set forth in Section 9.4.

1.19 Development Event Payment

The term “Development Event Payment” shall mean each of those milestone event payments as set forth in Section 9.4.

1.20 Diagnostic Net Sales

The term “Diagnostic Net Sales” shall mean, with respect to worldwide sales or other dispositions of Diagnostic Product(s), the total gross amount invoiced by GlycArt, GlycArt’s Affiliates or GlycArt’s sublicensees to end users, distributors or agents in a bona fide arms-length transaction with an unrelated Third Party after deduction of (a) actual volume discounts, sales rebates, allowances, deduction of returns and (b) sales taxes (e.g. value added taxes) and other taxes directly linked to the sales but not profits (provided that such taxes are separately invoiced to such end users, distributors or agents), less the following lump sum deductions from the foregoing net amount for:

Sales Expenses in the amount of [***]

Reagent Rental Expenses in the amount of [***]

Third Party Royalty Expenses

In the event one or more Diagnostic Product(s) is/are sold together with one or more other diagnostic or therapeutic product(s) at a single price (such combination is hereinafter referred to as “Diagnostic Combination Product”), such single price shall be allocated among the Diagnostic Product(s) and the other product(s) in the Diagnostic Combination Product based on the market price for such products when sold separately. If any such Diagnostic Product is not being sold alone with a market price, ICT and GlycArt shall agree upon a fair market price for that Diagnostic Product solely. This price agreed upon shall be used to calculate Diagnostic Net Sales.

1.21 Diagnostic Product

The term “Diagnostic Product” shall mean any product in the form of a device, compound, kit or service useful in the Field that is discovered, created, developed, or made during or as part of or as a direct result of the Agreement and which (i) contains a component which is able to detect and/or quantify the presence or amount of an analyte in body fluids or tissue that affects the pathogenesis of a disease or a biological marker or a set of biological markers shown to indicate a predisposition to a disease that is relevant to a therapeutic product; or (ii) is useful for the measurement or prediction of individual patient response to a therapeutic product and contains a component which is able to detect and/or quantify the presence of an analyte in body fluids or tissue.

1.22 Diagnostic Royalty Term

The term “Diagnostic Royalty Term” shall mean the period of time commencing, on a Diagnostic Product-by-Diagnostic Product and country-by-country basis, on the date of First Commercial Sale of a given Diagnostic Product in such country and continuing, on a country-by-country basis, until the earliest of (a) initiation of the marketing of a Therapeutic Product by or on behalf of GlycArt in such country, and (b) expiration of the last ICT issued patent rights in such country containing a Valid Claim that would but for this Agreement be infringed by the sale of such Diagnostic Product in such country.

1.23 Effective Date

The term “Effective Date” shall mean the date of the last signature on this Agreement.

1.24 EMEA

The term “EMEA” shall mean the European Agency for the Evaluation of Medicinal Products or any successor agency with responsibilities comparable to those of the European Agency for the Evaluation of Medicinal Products.

1.25 Engineered Antibody

The term “Engineered Antibody” shall mean versions of the Antibody as modified by GlycArt, including any recombinant version of the Antibody, either chimera or humanized derivatives, both as a naked modified Antibody, Antibody fusion or as an Antibody conjugate, whether or not such Engineered Antibody is produced by Glycoengineered Antibody Cells.

1.26 EU

The term “EU” shall mean the European Community and all its present and future member countries.

1.27 Expert

The term “Expert” shall mean a person with no less than fifteen (15) years of pharmaceutical industry experience and expertise having occupied at least one senior position within a large pharmaceutical company relating to product development and/or licensing but excluding any current or former employee or consultant of either Party. Such person shall be fluent in the English language.

1.28 Extension Period

The term “Extension Period” shall mean the period of time beginning at the end of the Initial Period and ending six (6) months thereafter.

1.29 FDA

The term “FDA” shall mean the Food and Drug Administration of the United States of America.

1.30 FDCA

The term “FDCA” shall mean the Food, Drug and Cosmetics Act.

1.31 Field

The term “Field” shall mean the prevention, diagnosis and/or treatment of human diseases.

1.32 Filing

The term “Filing” shall mean the submission of an application to the FDA as defined in the FD&C Act and applicable regulations, or the equivalent application to the equivalent agency in any other country or group of countries, the official approval of which is required before any lawful commercial sale or marketing of Products.

1.33 First Commercial Sale

The term “First Commercial Sale” shall mean the first invoiced sale of a Product to a Third Party on the anticipated commercial terms for that Product by the GlycArt Group following the receipt of any Regulatory Approval required for the sale of such Product, if any.

1.34 Generic Product

The term “Generic Product” shall mean a product which is not produced, licensed or owned by the GlycArt Group that (i) contains an ingredient that has essentially the same structure as the Modified Antibody in the Therapeutic Product and (ii) has the same or substantially the same labelling as the applicable Therapeutic Product for at least one indication of such Therapeutic Product.

1.35 GlycArt Group

The term GlycArt Group shall mean collectively GlycArt, its Affiliates (including without limitation Roche Holdings) and its sub-licensees.

1.36 GlycArt Know-How

The term “GlycArt Know-How” shall mean all Know-How that GlycArt Controls during the Agreement Term.

1.37 GlycArt Patent Rights

The term “GlycArt Patent Rights” shall mean all Patent Rights Covering a Product that GlycArt owns or controls during the Agreement Term.

1.38 GlycArt Research IP

The term “GlycArt Research IP” shall mean all Research IP excluding the ICT Research IP.

1.39 Glycoengineered Antibody Cells

The term “Glycoengineered Antibody Cells” shall mean cells generated using GlycoMab Technology that contain an expression vector for the Antibody.

1.40 Glycoengineered Cells

The term “Glycoengineered Cells” shall mean cells generated using GlycoMab Technology that are analogous to Glycoengineered Antibody cells but to do not contain an expression vector for the Antibody.

1.41 GlycoMab Technology

The term “GlycoMab Technology” shall mean GlycArt’s proprietary technology for generating glycoengineered cells that produce glycoengineered antibodies.

1.42 Handle

The term “Handle” shall mean preparing, filing, prosecuting (including interference and opposition proceedings) and maintaining (including interferences, reissue, re-examination and opposition proceedings).

1.43 Hybridoma

The term “Hybridoma” shall mean the hybridoma cell line that produces Antibody.

1.44 ICT Base Patent Rights

The term “ICT Base Patent Rights” shall mean any and all Patent Rights in the Territory, which are Controlled by ICT on the Effective Date, said Patent Rights being exhaustively listed in Appendix 1.44 of this Agreement.

1.45 ICT Know-How

The term “ICT Know-How” shall mean the Know-How that ICT Controls at the Effective Date and during the Agreement Term.

1.46 ICT Patent Rights

The term “ICT Patent Rights” shall mean any and all Patent Rights that ICT Controls, relating to or arising from the discovery, manufacture, development or commercialization of or Covering a Product. The term ICT Patent Rights shall include ICT Base Patent Rights.

1.47 ICT Research IP

The term “ICT Research IP” shall mean all intellectual property relating solely to the Antibody and the use of the Antibody for any therapeutic or diagnostic purpose.

1.48 IND

The term “IND” shall mean an application as defined in the FDCA and applicable regulations promulgated by the FDA, or the equivalent application to the equivalent agency in any. other country or group of countries, the filing of which is necessary to commence clinical testing of the Products in humans.

1.49 Indication

The term “Indication” shall mean an indication defined within a sub-block of the then current International Classifications of Diseases and Related Health Problems (e.g. C56 “Malignant neoplasm of ovary” or C90 “Multiple myeloma and malignant plasma cell neoplasms”) and all indications within a given sub-block shall be understood to belong to the same one Indication (e.g. C90.0 “Multiple myeloma” and C90.1 “Plasma cell leukaemia” and C90.2 “Plasmacytoma, extramedullary” all belong to the C90 “Multiple myeloma and malignant plasma cell neoplasms” single Indication).

1.50 Initial Indication

The term “Initial Indication” shall mean for each Therapeutic Product the first three (3) Indications developed for such Therapeutic Product.

1.51 Initial Period

The term “Initial Period” shall mean the period of time beginning on the date of delivery of the Antibody by ICT to GlycArt and ending twelve (12) months thereafter.

1.52 Initiation

The term “Initiation” shall mean the date that a human is first dosed with the Product in a Clinical Study approved by the respective Regulatory Authority.

1.53 Inventions

The term “Invention” shall mean an invention that is conceived or reduced to practice in connection with any activity carried out pursuant to this Agreement. Under this definition, an Invention may be made by employees of ICT solely or jointly with a Third Party (a “ICT Invention”), by employees of the GlycArt Group solely or jointly with a Third Party (a “GlycArt Invention”), or jointly by employees of ICT and a member of the GlycArt Group with or without a Third Party (a “Joint Invention”).

1.54 Know-How

The term “Know-How” shall mean data, knowledge and information, including materials, samples, chemical manufacturing data, toxicological data, pharmacological data, preclinical data, assays, platforms, formulations, specifications, quality control testing data, that are necessary or useful for the discovery, manufacture, development or commercialization of Products.

1.55 Legal Requirement

The term “Legal Requirement” shall mean any present or future law, regulation, directive, instruction, direction or rule of any Regulatory Authority including any amendment, extension or replacement thereof which is from time to time in force.

1.56 Major Countries

The term “Major Countries” shall mean US, UK, Germany, France, Italy, Spain, and Japan.

1.57 Materials

The term “Materials” shall mean any chemical or biological substances including any: (i) organic or inorganic chemical or compound; (ii) gene; (iii) vector or construct, whether plasmid, phage, virus or any other type; (iv) host organism, including bacteria and eukaryotic cells; (v) eukaryotic or prokaryotic cell line or expression system; (vi) protein, including any peptide or amino acid sequence, enzyme, antibody or protein conferring targeting properties and any fragment of a protein or peptide or enzyme; (vii) genetic material, including any genetic control element (e.g., promoters); (viii) virus; or (ix) assay or reagent.

1.58 Modified Antibody

The term “Modified Antibody” shall mean Glycoengineered Antibody Cells and/or Engineered Antibody, but shall specifically exclude Glycoengineered Cells.

1.59 NDA

The term “NDA” shall mean a new drug application, including all necessary documents, data, and other information concerning a Product, required for Regulatory Approval of the Product as a pharmaceutical product by the FDA or an equivalent application to the equivalent agency in any other country or group of countries (e.g. the marketing authorization application (MAA) in the EU).

1.60 Net Sales

With regard to a Therapeutic Product, the term “Net Sales” shall mean the amount calculated by subtracting from the amount of Adjusted Gross Sales (as defined below) [***] in lieu of those sales-related deductions which are not accounted for by GlycArt, its Affiliates and GlycArt sublicensees on a Therapeutic Product-by-Therapeutic Product basis (e.g. outward freights, postage charges, transportation insurance, packaging materials for dispatch of goods, custom duties, bad debt expense);

For purposes of this definition of “Net Sales”, “Adjusted Gross Sales” shall mean the amount of gross sales of the Therapeutic Product invoiced by GlycArt, its Affiliates and GlycArt sublicensees to Third Parties less deductions such as:

(a) Governmental price reductions and changes to reserves of governmental price reductions, such as rebates to managed care organizations or social and welfare systems, charge backs or reserves for chargebacks, cash sales incentives (but only to the extent it is a sales related deduction which is accounted for within Licensee on a product-by-product basis), government mandated rebates and similar types of rebates (e.g., Pharmaceutical Price Regulation Scheme, Medicaid, clawback schemes and any other such scheme)

(b) Contract pricing chargebacks and changes to reserves of contract pricing chargebacks, such as periodic charges of wholesalers and chargebacks for price capping programs

(c) Customer rebates and changes to reserves of customer rebates, such as volume (quantity) discounts or price discounts

(d) Returns and return reserves, such as in cases for spoiled, damaged, out-dated, rejected, returned Licensed Product sold, withdrawals and recalls, covering both resellable products and goods which have to be destroyed

(e) Cash discounts

(f) Taxes, such as value added or sales taxes, government mandated exceptional taxes and other taxes directly linked to the gross sales amount but not linked to profits

For the avoidance of doubt, the “Adjusted Gross Sales” on a Therapeutic Product-by-Therapeutic Product basis, means the same methodology as GlycArt consistently uses to recognize sales in its financial reporting, which is in accordance with the then used International Financial Reporting Standards (IFRS), and is reviewed and approved by GlycArt’s external auditors.

1.61 Option Right

The term “Option Right” shall mean the option right granted to GlycArt in Section 3.1. of this Agreement.

1.62 Party

The term “Party” shall mean ICT or GlycArt, as the case may be, and “Parties” shall mean ICT and GlycArt collectively.

1.63 Patent Rights

The term “Patent Rights” shall mean all rights under any patent or patent application, in any country of the Territory, including any patents issuing on such patent application, and further including any substitution, extension or supplementary protection certificate, reissue, reexamination, renewal, division, continuation or continuation-in-part of any of the foregoing.

1.64 Phase I Study

The term “Phase I Study” shall mean a human clinical trial in any country that would satisfy the requirements of 21 C.F.R. § 312.21 (a), as amended from time to time, and the foreign equivalent thereof.

1.65 Phase II Study

The term “Phase II Study” shall mean a human clinical trial, for which the primary endpoints include a determination of dose ranges and/or a preliminary determination of efficacy in patients being studied as described in 21 C.F.R. § 312.21(b), and the foreign equivalent thereof.

1.66 Phase III Study

The term “Phase III Study” shall mean a human clinical trial that is prospectively designed to demonstrate statistically whether a product is safe and effective for use in humans in a manner sufficient to obtain regulatory approval to market such product in patients having the disease or condition being studied as described in 21 C.F.R. § 312.21(c), and the foreign equivalent thereof.

1.67 Product

The term “Product” shall mean any Therapeutic Product or Diagnostic Product, including without limitation any Combination Product or Diagnostic Combination Product.

1.68 Reagent Rental Expenses

The term “Reagent Rental Expenses” shall mean, with respect to worldwide sales or other dispositions of Diagnostic Product(s), a lump sum deduction of fees for all services which are included in reagent prices such as instrument service costs, instrument depreciation, finance costs, disposables and rental fees.

1.69 Regulatory Authority

The term “Regulatory Authority” shall mean any national, supranational (e.g., the European Commission, the Council of the European Union, the European Medicines Agency), regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity including the FDA, in each country involved in the granting of Regulatory Approval for the Product.

1.70 Regulatory Approval

The term “Regulatory Approval” shall mean any approvals (including pricing and reimbursement approvals), licenses, registrations or authorizations by Regulatory Authority, necessary for the manufacture and sale of a Product in the Field in a regulatory jurisdiction in the Territory.

1.71 Research IP

The term “Research IP” shall mean all intellectual property generated as the result of the performance of the Research Program.

1.72 Research Program

The term “Research Program” shall mean the activities undertaken by the GlycArt to produce Glycoengineered Cells, Glycoengineered Antibody Cells, and Engineered Antibody and to conduct research to determine whether GlycArt has an interest in exercising its Option Right.

1.73 Research Term

The term “Research Term” shall mean the Initial Period plus the Extension Period, if applicable, unless terminated sooner by GlycArt exercising its Option Right.

1.74 Royalty Term

The term “Royalty Term” shall mean the period of time commencing, on a Therapeutic Product-by-Therapeutic Product and country-by-country basis, on the date of First Commercial Sale of a given Therapeutic Product in such country and continuing, on a country-by-country basis, until the later of (a) ten (10) years after First Commercial Sale in such country in which said Therapeutic Product is sold or (b) the earlier of (x) expiration of the last issued ICT Patent Rights in such country containing a Valid Claim that would but for this Agreement be infringed by the sale of such Therapeutic Product in such country and (y) the date a generic version of the Therapeutic Product is being marketed in that country. With regard to the calculation of the ten (10) year period, the EU shall be considered as one country.

1.75 Sales Expenses

The term “Sales Expenses” shall mean, with respect to worldwide sales or other dispositions of Diagnostic Product(s), a lump sum deduction in lieu of deductions for actual internal expenses of GlycArt or GlycArt ‘s Affiliates such as for (a) tariffs, duties and taxes imposed upon the production, sale, delivery or use of Diagnostic Product(s) (excluding taxes that are separately invoiced to end users, distributors or agents) and (b) distribution and other customary expenses, such as freight, transportation and insurance expenses and for (c) cash discounts, retroactive price reductions or credits to customers on account of settlement of complaint.

1.76 Sublicensee

The term “Sublicensee” means an entity to which GlycArt or its Affiliates have licensed rights pursuant to this Agreement.

1.77 Target

The term “Target” shall mean a target which is bound to by the Antibody or an Engineered Antibody.

1.78 Territory

The term “Territory” shall mean all countries of the world.

1.79 Therapeutic Product

The term “Therapeutic Product” shall mean any pharmaceutical formulations containing as active pharmaceutical ingredient a Modified Antibody, including a Combination Product. Therapeutic Products containing different Modified Antibodies shall be considered different Therapeutic Products. All formulations, dosage forms, and strengths of a Therapeutic Product containing a given Modified Antibody shall be considered a single Therapeutic Product.

1.80 Third Party

The term “Third Party” shall mean a person or entity other than (i) ICT or any of its Affiliates or (ii) a member of the GlycArt Group.

1.81 Third Party Royalty Expenses

The term “Third Party Royalty Expenses” shall mean, with respect to worldwide sales or other dispositions of Diagnostic Product(s), royalties paid to third parties on Diagnostic Net Sales by GlycArt, GlycArt ‘s Affiliates or sublicensees to obtain rights and licenses under the Blocking Third Party Intellectual Property.

1.82 US

The term “US” shall mean the United States of America and its territories and possessions.

1.83 Valid Claim

The term “Valid Claim” shall mean, as applicable, a claim in any (i) unexpired and issued ICT Patent Rights that have not been disclaimed, revoked or held invalid by a final nonappealable decision of a court of competent jurisdiction or government agency or (ii) pending patent application in any country of the Territory that (a) is on file with the applicable patent office and has shown evidence of reasonably consistent activity to advance to issuance of a patent and (b) which application has been on file with the applicable patent office for no more than [***] from the earliest date to which the patent application claims it earliest priority.

2. Research

2.1 Conduct of the Research Program

(a) Scope

ICT shall deliver to GlycArt sufficient quantities of the Antibody and Hybridoma so that GlycArt can apply GlycoMab Technology to the Antibody under the Research Program. Within thirty (30) days after the Effective Date, ICT shall deliver to GlycArt the following quantities of the Hybridoma and also provide antibody sequence information for generating plasmids:

Hybridoma — [***] of hybridoma producing the Antibody

Plasmids — Available sequence information

Research Program

GlycArt shall conduct the Research Program with the primary goal of investigating the utility of the Antibody through the use of the GlycoMab Technology to create Engineered Antibodies for the treatment of certain tumors, and the secondary goal to isolate and identify potential Targets. Modified Antibody may be used by GlycArt for any research purpose including, without limitation, (i) evaluation of how the Antibody and Modified Antibody perform, (ii) study of ADCC for the Antibody and Modified Antibody and their in vivo efficacy in mouse models, (iii) further engineering of the Antibody to humanize it, (iv) increase of the Antibody’s/Engineered Antibody’s affinity for the antigen and (v) the identification of Targets by mass spectrometry on proteins purified by using the Antibody from myeloma cells, either in-house or at Third Party contractors of GlycArt.

(b) Duration

The Research Program shall commence on the Effective Date and shall continue until the end of the Research Term. During the Research Term, ICT shall work exclusively with GlycArt with regard to the Antibody and shall not provide the Antibody to any Third Party. The Research Program shall initially be for the Initial Period. If GlycArt wants to extend the Initial

Period by adding an Extension Period, then GlycArt shall notify ICT in writing prior to the end of the Initial Period and pay to ICT the option extension fee as provided for in Section 9.2. The option extension fee shall be payable within thirty (30) days after notification of ICT by GlycArt that it wants the extension and receipt of an invoice from ICT.

(c) Costs

GlycArt, at its sole cost, shall be responsible for pursuing all activities in the Research Program.

2.2 Reports

During the Research Term, GlycArt shall provide quarterly written reports to ICT reporting the status of and results obtained under the Research Program in a form and with sufficient detail which the Alliance Directors mutually agree reasonably enables ICT to assess such status and results from a scientific viewpoint.

3. Grant of Option Right and License

3.1 Option Right

(a) Grant of Option Right

ICT hereby grants to GlycArt an exclusive Option Right for an exclusive (even as to ICT), sub-licensable license under the ICT Patent Rights and Know-How to research, have researched, develop, have developed, make, have made, use, have used, manufacture, have manufactured, import, have imported, export, have exported, offer for sale, sell and have sold the Product in the Field in the Territory.

(b) Exercise of Option Right

GlycArt shall have the right to exercise the Option Right at any time during the Research Term by giving written notice to ICT and paying to ICT the option exercise fee as provided for in Section 9.3. The option exercise fee shall be payable within thirty (30) days after notification of ICT by GlycArt that it wants to exercise the Option Right and receipt of an invoice from ICT. If GlycArt does not exercise the Option Right during the Research Term, then the Option Right shall expire.

3.2 Research License

ICT hereby grants to GlycArt an exclusive (even as to ICT), license in the Territory, without the right to sub-license (other than to Affiliates and subsidiaries), under the ICT Patent Rights and ICT Know-How to conduct the Research Program during the Research Term. GlycArt shall have the right to outsource selected research activities, at its own discretion. Notwithstanding to the preceding, this license shall not limit ICT from conducting research during the Research Term with respect to the Antibody.

3.3 Commercial License

If GlycArt exercises its Option Right pursuant to Section 3.1(b), then (i) ICT shall grant to GlycArt an exclusive (even as to ICT), sub-licensable license under the ICT Patent Rights and

Know-How to research, have researched, develop, have developed, make, have made, use, have used, manufacture, have manufactured, import, have imported, export, have exported, offer for sale, sell and have sold the Product in the Field in the Territory, and (ii) ICT shall not sell or offer for sale or enable any Third Party to sell or offer for sale any product containing the Antibody.

3.4 Sublicense

GlycArt and its Affiliates shall have the right to sublicense or subcontract any or all of its rights and obligations under this Agreement but shall remain liable for the performance of all of its obligations under this Agreement.

3.5 Data reporting

If GlycArt exercises its Option Right, then GlycArt shall prepare an annual status report at the end of each Calendar Year detailing the efforts and results undertaken by or on behalf of GlycArt to use Commercially Reasonable Efforts to develop and commercialize a Product.

4. Diligence

GlycArt shall use Commercially Reasonable Efforts to perform its activities contemplated by this Agreement, including but not limited to any activities under the Research Program. Specifically, GlycArt agrees to use Commercially Reasonable Efforts to pursue further development and commercialization of Therapeutic Products in the Field in the Territory. GlycArt shall be deemed to use Commercially Reasonable Efforts if it develops and commercializes at least one Therapeutic Product in at least one indication. Efforts to commercialize Therapeutic Products shall be judged in relation to GlycArt’s efforts to commercialize its own comparable therapeutic products with similar market potential. However, GlycArt will not always seek to market or seek to obtain regulatory approval for its own therapeutic products in every country of the Territory or for every potential indication of a Therapeutic Product. As a result, the exercise of diligence by GlycArt is to be determined by judging its efforts for all Therapeutic Products taken as a whole. Until regulatory approval is obtained for a first Therapeutic Product in the US or EU, whichever occurs first, GlycArt shall keep ICT reasonably informed by providing yearly written reports to ICT describing the progresses of its research and development activities for the Modified Antibody and Therapeutic Products during the past year and planned activities for the next year.

5. Development

5.1 Development by GlycArt

(a) Scope

GlycArt has the sole responsibility for development of Products in the Territory.

(b) Development Efforts

GlycArt will conduct development of one or more Therapeutic Products in accordance with a written plan that it shall provide to ICT on an annual basis. The development plan shall set forth (i) the scope of the GlycArt development efforts and the resources that will be dedicated to the activities contemplated within the scope of the development, and (ii) specific objectives, which objectives shall be updated or amended, as appropriate, by GlycArt as development progresses.

(c) Costs

GlycArt, at its sole cost, shall be responsible for pursuing clinical development of Products.

(d) Exchange of Information

ICT shall disclose and make available to GlycArt all data and information necessary to develop Products. GlycArt shall answer any questions reasonably posed and provide any information reasonably requested by ICT with regard to the development of Therapeutic Products, until Regulatory Approval of a first Therapeutic Product is achieved.

6. Governance

6.1 Information Exchange

GlycArt shall disclose to ICT the information in relation to GlycArt’s activities under this Agreement through the Alliance Directors and annual reports.

6.2 Alliance Director

Each Party shall appoint an Alliance Director. The Alliance Directors shall be the point of contact within each Party with responsibility for facilitating communication and collaboration between the Parties. The Alliance Directors shall facilitate resolution of potential and pending issues and potential disputes.

7. Regulatory

GlycArt, at its sole cost, shall pursue all regulatory affairs related to Product in the Territory including the preparation and filing of applications for regulatory approval, as well as any or all governmental approvals required to develop, have developed, make, have made, use, have used, manufacture, have manufactured, import, have imported, sell and have sold Products. GlycArt shall be responsible for pursuing, compiling and submitting all regulatory filing documentation, and for interacting with regulatory agencies, for all Products in all countries in the Territory. GlycArt or its Affiliates shall own and file in their discretion all regulatory filings and regulatory approvals for all Products in all countries of the Territory. GlycArt shall inform ICT of the main regulatory filings and material correspondence to and from the FDA and EMEA promptly following their delivery or receipt. Within thirty (30) days after the Effective Date, ICT shall transfer to GlycArt all relevant historical clinical safety data (Safety information on serious adverse events shall be provided in CIOMS format and Safety information on non-serious adverse events shall be provided in English Line Listing format).

8. Commercialization

GlycArt, at its own expense, shall have sole responsibility and decision making authority for the marketing, promotion, sale and distribution of Products in the Territory. During the Agreement Term, GlycArt shall inform ICT in writing on a regular basis, but no less frequently than once per Calendar Year, regarding the commercialization of Therapeutic Products in the Territory by GlycArt, its Affiliates and Sublicensees.

9. Payment

9.1 Signing Fee

Within thirty (30) days after the Effective Date and receipt of an invoice from ICT, GlycArt shall pay to ICT three hundred thousand dollars (US$300,000).

9.2 Option Extension Fee

Within thirty (30) days after notification of ICT by GlycArt that it wants the extension pursuant to Section 2.1(c) and receipt of an invoice from ICT, GlycArt shall pay to ICT [***].

9.3 Option Exercise Fee

Within thirty (30) days after notification of ICT by GlycArt that it wants to exercise its Option Right pursuant to Section 3.3 and receipt of an invoice from ICT, GlycArt shall pay to ICT [***].

9.4 Development Event Payments

(a) Therapeutic Products

For each Initial Indication developed for a Therapeutic Product, GlycArt shall pay ICT up to a total of [***] per Initial Indication, as follows:

[***]

For a given Initial Indication, each Development Event Payment shall be paid only once, the first time the applicable Development Event is reached through development of a Therapeutic Product for such Initial Indication and irrespective of the number of times such Development Event may be subsequently reached for the same Initial Indication through development of the same or different Therapeutic Products. In the event two (2) Development Events are combined or a preceding Development Event is waived (such as a combination Phase I/Phase II Study), the Development Event Payments shall be made as if both of the applicable Development Events were achieved.

For sake of clarity, if for a given Initial Indication development of a Therapeutic Product fails before achieving [***], then all Development Event Payments already paid through development of such Therapeutic Product (or previous Therapeutic Products for that Initial Indication) for such given Initial Indication shall no more be due for subsequent Therapeutic Products for that Initial Indication. However, Development Event Payments still outstanding for such given Initial Indication shall be paid through development of further Therapeutic Products until all Development Event Payments are paid for such given Initial Indication.

In no case shall the total Development Event Payments paid to ICT for all Therapeutic Products against all Indications developed under the Agreement exceed the aggregate amount of [***]. For the sake of clarity, if one or more Therapeutic Products are developed for a total of only two (2) Initial Indications (i.e., ovarian cancer and multiple myeloma), the aggregate amount of Development Payments paid to ICT shall in no case exceed [***].

(b) Diagnostic Products

GlycArt shall pay ICT up to a total of [***] in Development Event Payments, upon first occurrence of the applicable Development Event for a Diagnostic Product developed by GlycArt, in one-time non-refundable payments, as follows:

•	[***]

•	[***]

For the avoidance of doubt, the [***] event payments may be triggered through development of the same or two different Diagnostic Product(s): In no case shall the aggregate amount of Development Event Payments paid for all Diagnostic Products to ICT during the term of the Agreement exceed [***] if royalties on Net Sales are paid to ICT upon the First Commercial Sale of a first Diagnostic Product or [***] If no royalties on Net Sales are due to ICT upon such first occurrence.

(c) Upon reaching a Development Event, GlycArt shall timely notify ICT and Development Event Payments shall be paid by GlycArt to ICT within thirty (30) days after the occurrence of the applicable Development Event and receipt of an invoice from ICT.

9.5 Royalty Payments

Therapeutic Products:

(a) Royalty Term

Royalties shall be payable by GlycArt on Net Sales of Therapeutic Products on a Therapeutic Product-by Therapeutic Product basis until the expiry of the Royalty Term. Thereafter, the licenses shall be fully paid up, royalty-free, and irrevocable.

The following royalty rates shall apply to the respective tiers of aggregate Calendar Year Net Sales of a Product per area of the Territory, on an incremental basis, as follows:

For the US:

Tier of Calendar Year Net Sales in million US$	Percent (%) of Net Sales
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]

For aggregate countries of the Territory other than US:

Tier of Calendar Year Net Sales in million US$	Percent (%) of Net Sales
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]

For example, if Net Sales of a Therapeutic Product in the US, for a given Calendar Year, are US$1,200 million, then the royalty rate applicable on such Net Sales of such Product for that year shall be calculated as follows: [***]

For the purpose of calculating royalties of a Therapeutic Product, Calendar Year Net Sales shall be subject to the following adjustments:

(b) Combination Product

If GlycArt or its Affiliates intend to sell a Combination Product, then the Parties shall meet approximately one (1) year prior to the anticipated First Commercial Sale of such Combination Product to negotiate in good faith and agree to an appropriate adjustment to Net Sales to reflect the relative pharmaceutical activity of the Product and the other pharmaceutically active agent(s) contained in the Combination Product. If, after such good faith negotiations not to exceed ninety (90) days, the Parties cannot agree to an appropriate adjustment, the dispute shall be initially referred to the executive officers of the Parties in accordance with Section 20.2. Should the Parties fail to agree within sixty (60) days of such referral, then the Net Sales shall equal such portion of the Net Sales of the Combination Product which is equivalent to the relative contribution to the pharmaceutical activity of the Product within the Combination Product, as determined by an Expert jointly appointed by the Parties within a further thirty (30) days. In the absence of an agreement on the appointment of the Expert, either Party may have such Expert appointed by the ordinary courts having jurisdiction. The decision of the Expert shall be final and binding on the Parties and the fees of the Expert shall be shared equally between the Parties.

(c) No Valid Claim and Generic Product

For a given Product, if in a given country of the Territory (i) no Valid Claim Covers such Product and (ii) commercial marketing of a Generic Product has resulted in a decline of the quarterly sales of such Product after commencement of commercial marketing of a Generic Product greater than

9.5.c.1	[***] of the level of the quarterly sales of such Product achieved in the calendar quarter immediately prior to commencement of commercial marketing of a Generic Product, then the royalties payable in such country shall be reduced for so long as that Generic Product or any other Generic Product is marketed in that country by [***] of the amount otherwise due and payable;

9.5.c.2	[***] of the level of the quarterly sales of such Product achieved in the calendar quarter immediately prior to commencement of commercial marketing of a Generic Product, then the royalties payable in such country shall be reduced for so long as that Generic Product or any other Generic Product is marketed in that country by [***] of the amount otherwise due and payable; and

9.5.c.3	[***] of the level of the quarterly sales of such Product achieved in the calendar quarter immediately prior to commencement of commercial marketing of a Generic Product, then the royalties payable in such country shall be reduced for so long as that Generic Product or any other Generic Product is marketed in that country by [***] of the amount otherwise due and payable.

(d) Third Party Payments

ICT shall be responsible for the existing Third Party patent rights, if any, for technologies related to the Antibody. If, after exercise of the Option Right, any other Third Party license related to the Antibody is or becomes necessary to GlycArt for the general operations and conduct of the development and commercialization of Products, then GlycArt (i) at its own discretion, shall decide whether or not to access such license and (ii) shall be entitled to receive from ICT [***] any amount paid to such Third Party in relation to such license (but in no event more than [***] of the royalty otherwise payable to ICT) through either (a) credit against any amount payable to ICT or (b) prompt reimbursement by ICT.

(e) Diagnostic Products:

There shall be [***] royalty owed to ICT by GlycArt under the Agreement with regard to the development and commercialization of Diagnostic Products, as long as GlycArt is or has been diligently marketing Therapeutic Products, itself or through a Third Party or Affiliate.

If the situation should arise where GlycArt were to market Diagnostic Products but not market or have previously marketed Therapeutic Products, then GlycArt would pay to ICT a fixed royalty in the amount of [***] of Diagnostic Net Sales until such time as GlycArt markets a Therapeutic Product. Such royalty will be paid by GlycArt to ICT, on a Diagnostic Product-by-Diagnostic Product and country-by-country basis, during the Diagnostic Royalty Term in the country of sale.

10. Accounting and reporting

10.1 Timing of Payments

GlycArt shall calculate royalties on Net Sales and Diagnostic Net Sales quarterly as of March 31, June 30, September 30 and December 31 (each being the last day of an “Accounting Period”) and shall pay royalties on Net Sales and Diagnostic Net Sales within the ninety (90) days after the end of each Accounting Period in which such Net Sales and Diagnostic Net Sales occur.

10.2 Late Payment

Any payment under this Agreement that is not paid on or before the date such payment is due shall bear interest, to the extent permitted by applicable law, at two (2) percentage points above the average one-month Euro Interbank Offered Rate (EURIBOR), as reported by Reuters from time to time, calculated on the number of days such payment is overdue.

10.3 Method of Payment

All payments pursuant to Article 9 shall be paid by GlycArt to ICT in US Dollars by wire transfer or other immediately available funds.

10.4 Currency Conversion

When calculating the Adjusted Gross Sales, Net Sales and Diagnostic Net Sales, GlycArt shall convert the amount of such sales in currencies other than US Dollars into US Dollars using for internal foreign currency translation GlycArt’s then current standard practices actually used on a consistent basis in preparing its audited financial statements.

10.5 Reporting

With each payment for Therapeutic Products, GlycArt shall provide ICT in writing for the relevant Calendar Quarter on a Therapeutic Product-by-Therapeutic Product basis the following information shown separately for the U.S. and the rest of the world:

(a) Adjusted Gross Sales;

(b) Net Sales;

(c) Adjustments made pursuant to Section 9.5;

(d) Net Sales after adjustments made pursuant to Section 9.5;

(e) Total Net Sales in the Territory in US$;

(f) Total royalty payable to ICT in US$; and

(g) Exchange rates used for the conversions made above.

The report for the fourth Calendar Quarter shall include a list of all countries in which a Product is sold in the Territory for the applicable Calendar Year.

With each payment for Diagnostic Products, GlycArt shall provide ICT in writing for the relevant Calendar Quarter on a Diagnostic Product-by- Diagnostic Product basis the following information:

(a) Total Gross Amounts invoiced less deductions;

(b) Third Party Royalty Expenses;

(c) Diagnostic Net Sales in US$;

(d) Total royalty payable to ICT in US$;

(e) Exchange rates used for the conversions made above;

11. Taxes

ICT shall pay all sales, turnover, income, revenue, value added, and other taxes levied on account of any payments accruing or made to ICT under this Agreement. If provision is made in law or regulation of any country for withholding of taxes of any type, levies or other charges with respect to any royalty or other amounts payable under this Agreement to ICT, then GlycArt shall promptly pay such tax, levy or charge for and on behalf of ICT to the proper governmental authority, and shall promptly furnish ICT with receipt of payment. GlycArt shall be entitled to deduct any such tax, levy or charge actually paid from royalty or other payment due ICT or be promptly reimbursed by ICT if no further payments are due ICT. Each Party agrees to reasonably assist the other Party in claiming exemption from such deductions or withholdings under double taxation or similar agreement or treaty from time to time in force and in minimizing the amount required to be so withheld or deducted.

12. Auditing

12.1 ICT Right to Audit

GlycArt shall keep, and shall require its and its Affiliates and sub-licensees to keep, full, true and accurate books of account containing all particulars that may be necessary for the purpose of calculating all royalties payable under this Agreement. Such books of accounts shall be kept at their principal place of business. At the expense of ICT, ICT has the right to engage one of the major independent public accountant firms reasonably acceptable to GlycArt to perform, on behalf of ICT an audit of such books and records of GlycArt and its Affiliates, its licensees and sub-licensees, that are deemed necessary by GlycArt’s independent public accountant to report on Net Sales of Product for the period or periods requested by ICT and the correctness of any report or payments made under this Agreement.

Upon timely request and at least sixty (60) working days’ prior written notice from ICT, such audit shall be conducted in the countries specifically requested by ICT, during regular business hours in such a manner as to not unnecessarily interfere with GlycArt’s normal business activities, and shall be limited to results in the two (2) calendar years prior to audit notification.

Such audit shall not be performed more frequently than once per Calendar Year nor more frequently than once with respect to records covering any specific period of time.

All information, data documents and abstracts herein referred to shall be used only for the purpose of verifying royalty statements, shall be treated as GlycArt Confidential Information subject to the obligations of this Agreement and need neither be retained more than one (1) year after completion of an audit hereof, if an audit has been requested; nor more than two (2) years from the end of the calendar year to which each shall pertain; nor more than two (2) years after the date of termination of this Agreement.

12.2 Sharing of draft reports

The auditors shall share all draft reports with GlycArt before the draft report is shared with the ICT and before the final document is issued; the auditors shall not interpret the agreement. The final report shall be shared by GlycArt and ICT.

12.3 Over-or Underpayment

If the audit reveals an overpayment, ICT shall reimburse GlycArt for the amount of the overpayment within thirty (30) days. If the audit reveals an underpayment, GlycArt shall make up such underpayment with the next royalty payment (and shall pay at that time any deficiency if that royalty payment amount is less than the amount of the underpayment) but in no event more than ninety (90) days after the amount of the overpayment has been determined. GlycArt shall pay for the audit costs if the underpayment of GlycArt exceeds [***]. Section 10.2 shall apply to this Section 12.3.

12.4 Duration of Audit Rights

The failure of ICT to request verification of any royalty calculation within the period during which corresponding records must be maintained under this Section 12 will be deemed to be acceptance of the royalty payments and reports.

13. Intellectual Property

13.1 Ownership of Inventions

Each Party shall retain ownership of all of its own Background IP.

Research IP will be owned as follows:

•	ICT shall own all Research IP (regardless of inventorship) relating solely to the Antibody and/or use of the Antibody for any therapeutic and diagnostics purposes;

•

GlycArt shall own all Research IP (regardless of inventorship) other than that owned by ICT pursuant to the previous paragraph, including all Research IP relating to (i) Glycoengineered Cells, and (ii) Modified Antibody. Notwithstanding such ownership, GlycArt acknowledges that (i) to use these Glycoengineered Cells or Modified Antibodies after the Research Term or (ii) to commercialize any product that requires any knowledge or rights generated under the Agreement to any novel epitope, novel Target or known Target or epitope with a new association with cancer or a particular cancer, GlycArt must exercise its Option Right and conform with the terms and conditions of the Agreement. ICT acknowledges that the Glycoengineered Cells shall be prepared by GlycArt through the use of the GS System of Lonza and that nothing in this Agreement allows ICT to use or to claim any right to use, for any purpose, Glycoengineered Cells or Modified Antibody or other technology or know-how of Lonza.

GlycArt and ICT shall have the right, but not the obligation, to file, prosecute, maintain, defend and enforce the GlycArt and ICT patents and patent applications, at their own cost and expense. Inventorship shall be determined in accordance with U.S. law.

13.2 German Statute on Employee’s Inventions

In accordance with the German Statute on Employees’ Inventions, each Party agrees to claim the unlimited use of any Invention conceived, reduced to practice, developed, made or created in the performance of, or as a result of, any Research Program by its German employees or any other German person acting on its behalf. The Party which is the ultimate assignee of the German employee’s or other person’s Invention under this Agreement shall pay any royalty or other compensation payable to the employee or other person, and the Parties agree that the Party which is the ultimate assignee must agree to the royalty or other compensation negotiated with the employee or other person.

13.3 Prosecution of ICT Patent Rights

During the term of this Agreement, ICT shall, at its own expense and discretion, (i) prepare, file, prosecute and maintain (including their issuance, reissuance, reexamination and the defense of any interference, revocation or opposition proceedings) (collectively, “Handle”) all ICT Patent Rights, including all Patent Rights claiming ICT Research IP, (ii) consult with GlycArt as to the Handling of such ICT Patent Rights, and (iii) furnish to GlycArt copies of all material documents relevant to any such Handling, ICT shall furnish such documents and consult with GlycArt in sufficient time before any action by ICT is due to allow GlycArt to provide comments thereon, which comments ICT must consider in good faith. At ICT’s expense and reasonable request, GlycArt shall cooperate, in all reasonable ways with the Handling of all ICT Patent Rights.

13.4 Prosecution of Patent Rights Claiming GlycArt Inventions

GlycArt shall, at its own expense and discretion, Handle all Patent Rights other than ICT Patent Rights, including all Patent Rights claiming GlycArt Research IP.

13.5 Infringement

Each Party shall promptly provide written notice to the other Party during the term of this Agreement of any (i) known infringement or suspected infringement by a Third Party of any ICT Patent Rights or GlycArt Patent Rights, or (ii) known or suspected unauthorized use or misappropriation by a Third Party of any ICT Know-How or GlycArt Know-How, and shall provide the other Party with all evidence in its possession supporting such infringement or unauthorized use or misappropriation.

Each Party shall have the right to enforce its Patent Rights as it deems appropriate at its own cost. Notwithstanding the above, if a Party provides written notice that a Composition of Matter Claim is being infringed and GlycArt has exercised its Option Right, then GlycArt shall have the right to enforce such ICT Patent Right and shall notify ICT in writing of its decision (“Suit Notice”) within sixty (60) days after being made aware of such infringement (“Decision Period”).

If GlycArt provides Suit Notice, GlycArt may immediately commence such suit or take such action. In the event that GlycArt (i) does not in writing advise ICT within the Decision Period that GlycArt will commence suit or take action, or (ii) fails to commence suit or take action within a reasonable time after providing Suit Notice, ICT shall thereafter have the right to commence suit or take action in the Territory and shall provide written notice to GlycArt of any such suit commenced or action taken by ICT.

Upon written request, the Party bringing suit or taking action with regard to a Composition of Matter Claim (“Initiating Party”) shall keep the other Party informed of the status of any such suit or action and shall provide the other Party with copies of all substantive documents communications filed in such suit or action. The Initiating Party shall have the sole and exclusive right to select counsel for any such suit or action.

The Initiating Party shall, except as provided below, pay all expenses of the suit or action, including the Initiating Party’s attorneys’ fees and court costs. Any damages, settlement fees or other consideration received as a result of such suit or action shall be allocated as follows:

(a) First, to reimburse the Initiating Party for its costs and, if any remains, to the other Party for any advisory counsel fees and costs; and

(b) Second, the balance, if any, shall be allocated [***] to the Initiating Party, and [***] to the other Party.

If the Initiating Party believes it is reasonably necessary or desirable to obtain an effective remedy, upon written request the other Party agrees to be joined as a Party to the suit or action but shall be under no obligation to participate except to the extent that such participation is required as the result of its being a named Party to the suit or action. At the Initiating Party’s written request, the other Party shall offer reasonable assistance to the Initiating Party in connection therewith at no charge to the Initiating Party except for reimbursement of reasonable out-of-pocket expenses incurred by the other Party in rendering such assistance. The other Party shall have the right to participate and be represented in any such suit or action by its own counsel at its own expense.

The Initiating Party may settle, consent judgment or otherwise voluntarily dispose of the suit or action (“Settlement”) without the written consent of the other Party but only if such Settlement can be achieved without adversely affecting the other Party (including any of its patent rights). If a Settlement could adversely affect the other Party, then the written consent of the other Party would be required, which consent shall not be unreasonably withheld.

13.6 Defense

If the manufacture, use, importation, offer for sale or sale of any Product pursuant to this Agreement results in any claim, suit or proceeding alleging patent infringement or trade secret misappropriation against ICT or a member of the GlycArt Group, then such Party shall promptly notify the other Party hereto. The Parties shall cooperate with each other in connection with any such claim, suit or proceeding and shall keep each other reasonably informed of all material developments in connection with any such claim, suit or proceeding.

If a Third Party asserts that Patent Rights owned by or licensed to it are infringed by the development, manufacture, use, importation, offer for sale or sale of Products by a member of the GlycArt Group, or that its trade secrets were misappropriated in connection with such activity, then GlycArt shall have the exclusive right and responsibility to resolve any such claim, whether by obtaining a license from such Third Party, by defending against such Third Party’s claims or otherwise, and shall be solely responsible for the defense of any such action, any and all costs incurred in connection with such action (including, without limitation, attorneys’ and expert fees) and all liabilities incurred in connection therewith. Notwithstanding the above, GlycArt shall not enter into any settlement of any such claim without the prior written consent of ICT if such settlement would require ICT to be subject to an injunction or to make any monetary payment to GlycArt or any Third Party, or admit any wrongful conduct by ICT or its Affiliates, or would limit or restrict the claims of or admit any invalidity and/or unenforceability of any of the Patent Rights Controlled by ICT, or have any impact on activities outside the Field.

13.7 Common Interest Disclosures

With regard to any information or opinions disclosed pursuant to this Agreement by one Party to each other regarding intellectual property and/or technology owned by Third Parties, the Parties agree that they have a common legal interest in determining whether, and to what extent,

Third Party intellectual property rights may affect the conduct of the Research Program and/or Antibodies and/or Modified Antibodies and/or Products, and have a further common legal interest in defending against any actual or prospective Third Party claims based on allegations of misuse or infringement of intellectual property rights relating to the conduct of the R&D Program and/or Antibodies and/or Modified Antibodies and/or Products. Accordingly, the Parties agree that all such information and materials obtained by ICT and GlycArt from each other will be used solely for purposes of the Parties’ common legal interests with respect to the conduct of the Agreement. All information and materials will be treated as protected by the attorney-client privilege, the work product privilege, and any other privilege or immunity that may otherwise be applicable. By sharing any such information and materials, neither Party intends to waive or limit any privilege or immunity that may apply to the shared information and materials. Neither Party shall have the authority to waive any privilege or immunity on behalf of the other Party without such other Party’s prior written consent, nor shall the waiver of privilege or immunity resulting from the conduct of one Party be deemed to apply against any other Party.

13.8 Patent Term Extensions

The parties shall use Commercially Reasonable Efforts to obtain all available patent term extensions, adjustments or restorations, or supplementary protection certificates (“SPCs”, and together with patent term extensions, adjustments and restorations, “Patent Term Extensions”), ICT shall execute such authorizations and other documents and take such other actions as may be reasonably requested by GlycArt to obtain such Patent Term Extensions, including designating GlycArt as its agent for such purpose as provided in 35 U.S.C. Section 156. All filings for such Patent Term Extensions shall be made by GlycArt; provided, that in the event that GlycArt elects not to file for a Patent Term Extension, GlycArt shall (a) promptly inform ICT of its intention not to file and (b) grant ICT the right to file for such Patent Term Extension. Each Party shall execute such authorizations and other documents and take such other actions as may be reasonably requested by the other Party to obtain such extensions. The parties shall cooperate with each other in gaining patent term restorations, extensions and/or SPCs wherever applicable to such ICT Patent Rights.

14. Representations and Warranties

14.1 Safety Data

ICT has disclosed to GlycArt and will immediately continue to disclose to GlycArt (i) the results of all preclinical testing and human clinical testing of Product in its possession or control and (ii) all information in its possession or control concerning side effects, injury, toxicity or sensitivity reaction and incidents or severity thereof with respect to Product.

14.2 Patent Rights

ICT has no knowledge of the existence of any patent or patent application owned by or licensed to any Third Party which could prevent GlycArt from making, having made, using,

offering for sale, selling or importing Product in the Territory. ICT is not in possession of information which could render invalid and/or unenforceable any claims that are in any of ICT Patent Rights.

14.3 Ownership of Patent Rights

ICT is the exclusive owner of all right, title and interest in, or is the exclusive licensee of, the ICT Base Patent Rights. Appendix 1.44 contains a complete and accurate list of all patents and patent applications included in the ICT Base Patent Rights. ICT is the sole and exclusive owner of the ICT Base Patent Rights. No other parties have any right, title or interest in or to the ICT Base Patent Rights. The ICT Base Patent Rights are free and clear of all liens, claims, security interests and other encumbrances of any kind or nature. ICT has not granted any licenses to the ICT Base Patent Rights to any Third Party, nor has Licensor effectuated any prior transfer, sale or assignment of any part of the ICT Base Patent Rights.

14.4 Inventors

ICT warrants that the inventors of the inventions disclosed and/or claimed in ICT Base Patent Rights have transferred to ICT full ownership of the patent rights and know-how licensed under this Agreement. All of the ICT’s employees, officers and consultants have executed agreements requiring assignment to the ICT of all Inventions made by such individuals during the course of and as a result of their association with the ICT.

14.5 Grants

ICT has the right to grant GlycArt and its Affiliates the rights and licenses described in this Agreement.

14.6 Authorization

Each Party represents that the execution, delivery and performance of this Agreement by that Party and all instruments and documents to be delivered by that Party hereunder: (i) are within the corporate power of that Party; (ii) have been duly authorized by all necessary or proper corporate action; (iii) are not in contravention of any provision of the certificate of formation or limited liability company agreement of that Party; (iv) to the knowledge of that Party, will not violate any Law or regulation or any order or decree of any court of governmental instrumentality; (v) will not violate the terms of any indenture, mortgage, deed of trust, lease, agreement, or other instrument to which that Party is a party or by which that Party or any of its property is bound, which violation would have an adverse effect on the financial condition of that Party or on the ability of that Party to perform its obligations hereunder; and (vi) do not require any filing or registration with, or the consent or approval of, any governmental body, agency, authority or any other Person, which has not been made or obtained previously (other than approvals required under the HSR Act, Regulatory Approvals required for the Sale of Products and filings with regulatory authorities required in connection with Products).

14.7 Validity of Patent Rights

To the best of ICT’s knowledge and belief, ICT has the lawful right to grant GlycArt the rights and licenses granted under this Agreement. ICT is not in possession of any information that would, in its reasonable opinion, render invalid and/or unenforceable any claims in any issued patent licensed pursuant to this Agreement. ICT has no knowledge of any inventorship disputes concerning any ICT Base Patent Rights.

14.8 Ownership and Validity of Know-How

To the best of ICT’s knowledge and belief, ICT’s Know-How is legitimately in the possession of ICT and has not been misappropriated from any Third Party. ICT has taken reasonable measures to protect the confidentiality of its Know-How.

14.9 No Claims

There are no claims or investigations, pending or threatened against ICT or any of its Affiliates, at Law or in equity, or before or by any governmental authority relating to the matters contemplated under this Agreement or that would materially adversely affect ICT’s ability to perform its obligations hereunder.

14.10 No Conflict

Each Party represents that neither it nor any of its Affiliates is or will be under any obligation to any person, contractual or otherwise, that is conflicting with the terms of this Agreement or that would impede the fulfillment of that Party’s obligations hereunder.

14.11 No Other Representations

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THIS AGREEMENT.

15. Indemnification

15.1 Indemnification by GlycArt

GlycArt shall indemnify, hold harmless and defend ICT and its directors, officers, employees and agents from and against any and all losses, expenses, cost of defense (including without limitation attorneys’ fees, witness fees, damages, judgments, fines and amounts paid in settlement) and any amounts ICT becomes legally obligated to pay because of any claim or claims against it to the extent that such claim or claims arise out of activities related to the Product (e.g. product liability claims) conducted by or on behalf of GlycArt, except to the extent such losses, expenses, costs and amounts are due to the gross negligence or willful misconduct or failure to act of ICT.

15.2 Indemnification by ICT

ICT shall indemnify, hold harmless and defend GlycArt and its directors, officers, employees and agents from and against any and all losses, expenses, cost of defense (including without limitation attorneys’ fees, witness fees, damages, judgments, fines and amounts paid in settlement) and any amounts GlycArt becomes legally obligated to pay because of any claim or claims against it to the extent that such claim or claims arise out of activities related to the Product (e.g. product liability claims) conducted by or on behalf of ICT, except to the extent such losses, expenses, costs and amounts are due to the gross negligence or willful misconduct or failure to act of GlycArt.

15.3 Procedure

In the event of a claim by a Third Party against a Party entitled to indemnification under this Agreement (“Indemnified Party”), the Indemnified Party shall promptly notify the other Party (“Indemnifying Party”) in writing of the claim and the Indemnifying Party shall undertake and solely manage and control, at its sole expense, the defense of the claim and its settlement. The Indemnified Party shall cooperate with the Indemnifying Party and may, at its option and expense, be represented in any such action or proceeding by counsel of its choice. The Indemnifying Party shall not be liable for any litigation costs or expenses incurred by the Indemnified Party without the Indemnifying Party’s written consent. The Indemnifying Party shall not settle any such claim unless such settlement fully and unconditionally releases the Indemnified Party from all liability relating thereto, unless the Indemnified Party otherwise agrees in writing.

16. Disclaimer

THE FOREGOING REPRESENTATIONS AND WARRANTIES ARE IN LIEU OF ALL OTHER REPRESENTATIONS AND WARRANTIES NOT EXPRESSLY SET FORTH HEREIN. ICT AND GLYCART DISCLAIM ALL OTHER WARRANTIES, WHETHER EXPRESS OR IMPLIED, WITH RESPECT TO EACH OF THEIR RESEARCH, DEVELOPMENT AND COMMERCIALIZATION EFFORTS HEREUNDER, INCLUDING, WITHOUT LIMITATION, WHETHER THE PRODUCTS CAN BE SUCCESSFULLY DEVELOPED OR MARKETED, THE ACCURACY, PERFORMANCE, UTILITY, RELIABILITY, TECHNOLOGICAL OR COMMERCIAL VALUE, COMPREHENSIVENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WHATSOEVER OF THE PRODUCTS. IN NO EVENT SHALL EITHER ICT OR GLYCART BE LIABLE FOR SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF THE REPRESENTATIONS OR WARRANTIES MADE IN THIS AGREEMENT BASED ON CONTRACT, TORT OR ANY OTHER LEGAL THEORY.

17. Obligation Not to Disclose Confidential Information

17.1 Non-Use and Non-Disclosure

During the Term of this Agreement and for five (5) years thereafter, a Receiving Party shall (i) treat Confidential Information provided by Disclosing Party as it would treat its own information of a similar nature, (ii) take all reasonable precautions not to disclose such Confidential Information to Third Parties, without the Disclosing Party’s prior written consent, and (iii) not use such Confidential Information other than for fulfilling its obligations under this Agreement.

17.2 Permitted Disclosure

Notwithstanding the obligation of non-use and non-disclosure set forth in Section 17.1, the Parties recognize the need for certain exceptions to this obligation, specifically set forth below, with respect to press releases, patent rights, publications, and certain commercial considerations.

17.3 Press Releases

GlycArt shall issue press releases in accordance with its internal policy that typically does not issue a second press release until proof of concept has been achieved for a Modified Antibody. GlycArt shall provide ICT with a copy of any draft press release related to the activities contemplated by this Agreement prior to its intended publication for ICT’s review. ICT may provide GlycArt with suggested modification to the draft press release. GlycArt shall consider ICT’s suggestions in issuing its press release.

Upon the signing of this Agreement, ICT may issue a press release in the form set forth in Appendix 17.3. ICT shall not issue any other press release with respect to the Agreement without prior approval of GlycArt, not to be unreasonably withheld, subject to laws and regulations. Press releases shall be jointly drafted and approved before release. ICT will provide GlycArt with written notice sufficiently before the release of any external communication regarding the Agreement in order to allow time for comment on the release according to the GlycArt’s ongoing standard review and approval procedures, subject to ICT’s obligation to make timely disclosures under the U.S. securities laws.

17.4 Publications

During the Term of this Agreement, the following restrictions shall apply with respect to disclosure by any Party of Confidential Information relating to the Product in any publication or presentation:

(a) Both Parties acknowledge that it is their policy for the studies and results thereof to be registered and published in accordance with their internal guidelines. GlycArt, in accordance with its internal policies and procedures, shall have the right to publish all studies, clinical trials and results thereof on the clinical trial registries which are maintained by or on behalf of GlycArt. ICT shall not publish any studies, clinical trials or results thereof on its clinical trial registry, provided however, that GlycArt’s clinical trial registry can be accessed via a link from ICT’s clinical trial registry.

(b) A Party (“Publishing Party”) shall provide the other Party with a copy of any proposed publication or presentation at least thirty (30) days (or at least 10 days in the case of oral presentations) prior to submission for publication so as to provide such other Party with an opportunity to recommend any changes it reasonably believes are necessary to continue to maintain the Confidential Information disclosed by the other Party to the Publishing Party in accordance with the requirements of this Agreement. The incorporation of such recommended changes shall not be unreasonably refused; and If such other Party notifies (“Notice”) the Publishing Party in writing, within thirty (30) days after receipt of the copy of the proposed publication or presentation (or at least fifteen (15) days in the case of oral presentations), that such publication or presentation in its reasonable judgment (i) contains an invention, solely or jointly conceived and/or reduced to practice by the other Party, for which the other Party reasonably desires to obtain patent protection or (ii) could be expected to have a material adverse effect on the commercial value of any Confidential Information disclosed by the other Party to the Publishing Party, the Publishing Party shall prevent such publication or delay such publication for a mutually agreeable period of time. In the case of inventions, a delay shall be for a period reasonably sufficient to permit the timely preparation and filing of a patent application(s) on such invention, and in no event less than ninety (90) days from the date of the Notice.

17.5 Commercial Considerations

Nothing in this Agreement shall prevent GlycArt or its Affiliates from disclosing Confidential Information of ICT to (i) governmental agencies to the extent required or desirable to secure government approval for the development, manufacture or sale of Product in the Territory, (ii) Third Parties acting on behalf of GlycArt, to the extent reasonably necessary for the development, manufacture or sale of Product in the Territory, or (iii) Third Parties to the extent reasonably necessary to market the Product in the Territory. The Receiving Party may disclose Confidential Information of the Disclosing Party to the extent that such Confidential Information is required to be disclosed by the Receiving Party to comply with applicable laws, to defend or prosecute litigation or to comply with governmental regulations, provided that the Receiving Party provides prior written notice of such disclosure to the Disclosing Party and, to the extent practicable, takes reasonable and lawful actions to minimize the degree of such disclosure.

18. Term and Termination

18.1 Commencement and Term

The Agreement Term shall commence upon the Effective Date and, unless this Agreement is terminated sooner as provided in this Section, expire on the date when no royalty or other payment obligations under this Agreement are or will become due.

18.2 Termination

(a) Termination for Breach

A Party (“Non-Breaching Party”) shall have the right to terminate this Agreement in its entirety or on a country-by-country basis in the event the other Party (“Breaching Party”) is in breach of any of its material obligations under this Agreement. The non-Breaching Party shall provide written notice to the Breaching Party, which notice shall identify the breach and the countries in which the Non-Breaching Party intends to have this Agreement terminate. The Breaching Party shall have a period of one hundred and twenty (120) days after such written notice is provided to cure such breach, except that in any default in making a required payment must be cured within thirty (30) days after such notice (“Peremptory Notice Period”). If such breach is not cured within the Peremptory Notice Period, this Agreement shall effectively terminate in such countries, unless there exists a bona fide dispute as to whether such breach occurred or has been cured or Section 18.2 applies.

(b) Termination by GlycArt for Change of Control

If there is a Change of Control of ICT, then GlycArt may, in its sole discretion immediately terminate the Agreement in its entirety, except as set forth in this Section 18.2(b). All licenses granted by ICT to GlycArt shall remain in effect subject to GlycArt complying with all of the payment obligations under this Agreement.

(c) Termination by GlycArt without Cause

GlycArt shall have the right to terminate this Agreement at any time on a Product-by-Product and country-by-country basis immediately during the Research Term, with three (3) months prior written notice after the Research Term but before First Commercial Sale of the Product, or with nine (9) months prior written notice after the First Commercial Sale of the Product. The effective date of termination under this Section shall be the instant date or the date three (3) months or nine (9) months as the case may be after GlycArt provides such written notice to ICT.

18.3 Consequences of Termination

If GlycArt terminates the Agreement during the Research Term, GlycArt shall (i) cease use of (a) the Antibody and all information thereof, (b) the Modified Antibody, and (c) Glycoengineered Antibody Cells, and (ii) grant to ICT an exclusive worldwide, perpetual, fully paid royalty free license under the GlycArt Research IP to use the Target(s) to develop and commercialize the Antibody (excluding Glycoengineered Cells and Modified Antibody).

If GlycArt terminates the Agreement after the Option Right has been exercised, then GlycArt’s rights and licenses with respect to such terminated Product or country shall terminate. Upon such termination, all information on the Modified Antibody and on Products shall remain the sole and exclusive property of GlycArt; provided, however, that GlycArt would be required to cease use of Research IP and ICT Patent Rights and ICT Know-How in their entirety or with respect to the terminated Product or country, and would cause its Affiliates and sublicensees to do the same. If GlycArt were to terminate the Agreement with regard to Therapeutic Products only, then GlycArt would grant to ICT an exclusive worldwide, perpetual, fully paid and royalty free license under the GlycArt Research IP to use the Target(s) to develop and commercialize the Antibody. Such grant back would not include Glycoengineered Cells and Modified Antibody, unless GlycArt, at its sole discretion, agrees to such inclusion after a request for such was made by ICT. If GlycArt agrees to such inclusion, then (a) ICT would pay to GlycArt a royalty in the amount of [***] of the Net Sales of Therapeutic Products sold by ICT itself or through a Third Party, for a period of ten (10) years from First Commercial Sale, on a Therapeutic Product-by-Therapeutic Product and country-by-country basis, and (b) ICT would have no right to further modify Glycoengineered Cells and Modified Antibody.

18.4 SurvIval

Sections 13.1 (Ownership of Inventions); 17.1 (Obligation not to Use and Not to disclose Confidential Information), 20.1 (Governing Law), and 20.3 (Arbitration), Article 15 (Indemnification), and Article 18 (Termination) shall survive any expiration or termination of this Agreement for any reason.

19. Bankruptcy

All licenses (and to the extent applicable rights) granted under or pursuant to this Agreement by ICT to GlycArt are, and shall otherwise be deemed to be, for purposes of Section 365(n) of Title 11, US Code (the “Bankruptcy Code”) licenses of rights to “intellectual property” as defined under Section 101(60) of the Bankruptcy Code. Unless GlycArt elects to terminate this Agreement, the Parties agree that GlycArt, as a licensee or sub-licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code, subject to the continued performance of its obligations under this Agreement.

20. Miscellaneous

20.1 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to its conflict of laws principles, and shall not be governed by the United Nations Convention of International Contracts on the Sale of Goods (the Vienna Convention).

20.2 Disputes

Unless otherwise set forth in this Agreement, in the event of any dispute in connection with this Agreement, such dispute shall be referred to the respective executive officers of the parties designated below or their designees, for good faith negotiations attempting to resolve the dispute. The designated executive officers are as follows:

For ICT: CEO

For GlycArt: CEO

20.3 Arbitration

Should the parties fail to agree within two (2) months after such dispute has first arisen, it shall be finally settled by arbitration in accordance with the commercial arbitration rules of the International Chamber of Commerce as in force at the time when initiating the arbitration. The tribunal shall consist of three arbitrators. The place of arbitration shall be for matters brought by ICT, Basel, Switzerland, and of matters brought by GlycArt, Los Angeles, California, US. The language to be used shall be English.

20.4 Assignment

Neither Party may assign its rights or obligations under this Agreement absent the prior written consent of the other Party, except to any of its Affiliates or in the context of a merger, acquisition, sale or other transaction involving all or substantially all of the assets of the Party or of the business unit of the Party that holds the assets covered by this Agreement seeking to assign, in which case such Party in its sole discretion may assign its rights and obligations under this Agreement. Any permitted assignment shall be binding on the successors of the assigning Party.

20.5 Debarment

(a) ICT hereby certifies that it has not been debarred under the provisions of the Generic Drug Enforcement Act of 1992, 21 U.S.C. Sec. 335a(a) and (b). In the event that during the term of this Agreement ICT or any of its employees (i) becomes debarred; or (ii) receives notice of an action or threat of an action with respect to its debarment, at a time period when ICT is performing activities under this Agreement, ICT agrees to immediately notify GlycArt. ICT also agrees that in the event that it becomes debarred it shall immediately cease all activities relating to this Agreement.

(b) In the event that ICT becomes debarred, this Agreement shall automatically terminate, without any further action or notice by either party. In the event that GlycArt receives notice from ICT or otherwise becomes aware that (i) a debarment action has been brought against ICT or any of its employees; or (ii) ICT has been threatened with a debarment action, then GlycArt shall have the right to terminate this Agreement immediately.

(c) ICT hereby certifies that it has not and will not use in any capacity the services of any individual, corporation, partnership or association which has been debarred under 21 U.S.C. Sec. 335(a) or (b) in activities in connection with this Agreement. In the event that ICT becomes aware of the debarment or threatened debarment of any individual, corporation, partnership or association providing services to ICT which directly or indirectly relate to the activities under this Agreement, ICT shall notify GlycArt immediately. Upon the receipt of such notice by GlycArt or if GlycArt otherwise becomes aware of such debarment or threatened debarment, GlycArt shall have the right to terminate this Agreement immediately.

(d) GlycArt agrees that subsections (a)-(c) apply mutatis mutandis to GlycArt.

(e) Termination by a Party under this Section shall be deemed termination under Section 18.2(a) for the other Party’s uncured material breach.

20.6 Independent Contractor

No employee or representative of either Party shall have any authority to bind or obligate the other Party to this Agreement for any sum or in any manner whatsoever or to create or impose any contractual or other liability on the other Party without said Party’s prior written approval. For all purposes, and notwithstanding any other provision of this Agreement to the contrary, ICT’s legal relationship to GlycArt under this Agreement shall be that of independent contractor.

20.7 Unenforceable Provisions and Severability

If any of the provisions of this Agreement are held to be void or unenforceable, then such void or unenforceable provisions shall be replaced by valid and enforceable provisions which will achieve as far as possible the economic business intentions of the parties. However the remainder of this Agreement will remain in full force and effect, provided that the material interests of the parties are not affected, i.e. the parties would presumably have concluded this Agreement without the unenforceable provisions.

20.8 Waiver

The failure by either Party to require strict performance and/or observance of any obligation, term, provision or condition under this Agreement will neither constitute a waiver thereof nor affect in any way the right of the respective Party to require such performance and/or observance. The waiver by either Party of a breach of any obligation, term, provision or condition hereunder shall not constitute a waiver of any subsequent breach thereof or of any other obligation, term, provision or condition.

20.9 Appendices

All Appendices to this Agreement shall form an integral part to this Agreement.

20.10 Entire Understanding

This Agreement contains the entire understanding between the parties hereto with respect to the within subject matter and supersedes any and all prior agreements, understandings and arrangements, whether written or oral.

20.11 Amendments

No amendments of the terms and conditions of this Agreement shall be binding upon either Party hereto unless in writing and signed by both parties.

20.12 Notice

All notices which are required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by facsimile (and promptly confirmed by personal delivery, registered or certified mail or overnight courier), sent by nationally recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

if to ICT, to:	ImmunoCellular Therapeutics, Ltd. 21900 Burbank Boulevard, 3rd Floor Woodland Hills, California 91367 USA Attn: President Facsimile No.: (818) 992-2908

And:	Sanford J. Hillsberg TroyGould PC 1801 Century Park East Suite 1600 Los Angeles, CA 90067-2367 Facsimile No.: 310-201-4746

if to GlycArt, to:	GlycArt Biotechnology AG Wagistrasse 18 CH-8952 Schlieren-Zürich Switzerland Attn: General Manager Facsimile No.: +41 44 755 61 60

And:	F. Hoffmann-La Roche Ltd Grenzacherstrasse 124 4070 Basel Switzerland Attn: Legal Department Facsimile No.: +41 61 688 13 96

or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith.

IN WITNESS WHEREOF, the Parties have entered into this Agreement as of the Effective Date.

ImmunoCellular Therapeutics, Ltd.

By:	/s/ Dr. Manish Singh
Name:	Dr. Manish Singh
Title:	President and Chief Executive Officer

By:	/s/ C. Kirk Peacock
Name:
Title:

GlycArt Biotechnology AG

By:	/s/ Pablo Umana
Name:	Pablo Umana
Title:	CSO

By:	/s/ Ruegg
Name:	Ruegg
Title:	Head of Finance and Operations

Appendix 1.44

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